Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

			Year Ended December 31,
(Dollars in millions)	YTD 2018	YTD 2017	2017	2016	2015	2014	2013
Net income before income tax (expense) benefit and cumulative effect of changes in accounting principles	$10,081	$13,012	$16,834	$11,639	$9,274	$11,002	$25,363
Add:
Total interest expense(1)	42,802	40,090	53,643	50,786	52,144	55,217	56,234
Interest factor in rental expenses	2	2	3	3	2	5	4
Earnings, as adjusted	$52,885	$53,104	$70,480	$62,428	$61,420	$66,224	$81,601
Fixed charges:
Total interest expense(1)	$42,802	40,090	$53,643	50,786	52,144	55,217	56,234
Interest factor in rental expenses	2	2	3	3	2	5	4
Total fixed charges	$42,804	$40,092	$53,646	$50,789	$52,146	$55,222	$56,238
Senior preferred stock and preferred stock dividends(2)	1,964	13,174	33,167	7,437	5,510	19,610	47,591
Total fixed charges including preferred stock dividends	$44,768	$53,266	$86,813	$58,226	$57,656	$74,832	$103,829
Ratio of earnings to fixed charges(3)	1.24	1.32	1.31	1.23	1.18	1.20	1.45
Ratio of earnings to combined fixed charges and preferred stock dividends(4)	1.18	—	—	1.07	1.07	—	—

(1)	YTD 2017 data has been revised to conform to the current presentation.

(2)
Senior preferred stock and preferred stock dividends represent pre-tax earnings required to cover any senior preferred stock and preferred stock dividend requirements computed using our effective tax rate.

(3)	Ratio of earnings to fixed charges is computed by dividing earnings, as adjusted by total fixed charges.

(4)
Ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings, as adjusted by total fixed charges including preferred stock dividends. For the ratio to equal 1.00, earnings, as adjusted must increase by $0.2 billion, $16.3 billion, $8.6 billion and $22.2 billion for YTD 2017 and for the years ended December 31, 2017, 2014, and 2013, respectively.